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                                                                   Exhibit 99.49

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

        Transition Therapeutics Inc.
        101 College Street, Suite 220
        Toronto, Ontario M5G 1L7

ITEM 2. DATE OF MATERIAL CHANGE

        November 7, 2006

ITEM 3. NEWS RELEASE

        A press release was disseminated through CNW Group on November 7, 2006.

ITEM 4. SUMMARY OF MATERIAL CHANGE

        Transition Therapeutics Inc. ("TRANSITION") announced that it has agreed to issue 26,881,720 common shares at a price of C$0.93 per common share, for gross proceeds of C$24,999,999.60 in a private placement of common shares to two funds managed by Great Point Partners, LLC. Transition also announced a special meeting of shareholders to approve a proposal to consolidate its common shares.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

        Transition announced that it has agreed to issue 26,881,720 common shares at a price of C$0.93 per common share, for gross proceeds of C$24,999,999.60 in a private placement of common shares to two funds managed by Great Point Partners, LLC. Closing of the private placement is subject to regulatory approval and is expected to occur on or about November 8, 2006.

        The proceeds from the offering are planned to be used to fund Transition's clinical studies, research and product development, working capital and general corporate purposes.

        Transition also announced that a proposal to consolidate its common shares will be submitted for shareholder approval at the Company's Annual and Special Meeting of Shareholders on Monday December 11th, 2006, to be held at the MaRS Centre, South Tower, 101 College Street, Ground Floor, Rm CR3, Toronto, Ontario, at 4:30 p.m. The proposal will be to approve the consolidation of Transition's common shares at a ratio ranging from a 1:7 to 1:10. Under the proposal, the specific ratio of consolidation, within the approved range, and timing of the consolidation of shares would be at the discretion of Transition's Board of Directors. Further information regarding the proposed share consolidation will be available in the Company's Management Information Circular which will be mailed to shareholders in early November.

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ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

        Not applicable.

ITEM 7. OMITTED INFORMATION

        Not applicable.

ITEM 8. EXECUTIVE OFFICER

        For further information, contact Dr. Tony Cruz, Chief Executive Officer, at (416) 260-7770, x.223 or Mr. Elie Farah, Chief Financial Officer and Vice President, Corporate Development at (416) 260-7770, x.203

ITEM 9. DATE OF REPORT

        November 7, 2006.